

June 26, 2014

Via E-mail
Peter Sperling
Secretary
DataJack, Inc.
14911 Quorum Drive, Suite 370
Dallas, TX 75254

   Re: DataJack, Inc.
      Preliminary Information Statement on Schedule 14C
      Filed June 12, 2014
      Response dated June 23, 2014
      File No. 000-31757

Dear Mr. Sperling:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our prior letter. However, the notation you reference regarding an approval of authorization of additional securities to be used in connection with a merger is by way of example only. As noted in our prior comment, it appears that the amendment to your Articles of Incorporation is a result of your change of control transaction with TelBill Holdings, Inc. Therefore, please revise your proxy statement to provide all of the information required by Items 11, 13 and 14 of Schedule 14A. See Note A of Schedule 14A.

Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
       Jeffrey M. Quick, Esq.